Exhibit (a)(14)

April 8, 2003

Madeline Hopkins	Pamela Marnell	Internet
(610) 341-4357	(610) 341-8871	www.sungard.com

SUNGARD COMPLETES TENDER OFFER FOR SHARES OF CAMINUS CORPORATION

New York, NY—SunGard (NYSE:SDS) announced today that it has completed its cash tender offer for the outstanding common shares of Caminus Corporation (Nasdaq:CAMZ) at a price of $9.00 per share. The tender offer expired, as scheduled, on Monday, April 7, 2003 at 12:00 midnight, New York City time. The acquisition is not expected to have a material impact on SunGard’s financial results.

According to preliminary information received from Wells Fargo Bank Minnesota, N.A., the depositary for the tender offer, Caminus stockholders have tendered approximately 16.6 million shares of Caminus’s common stock, or approximately 97.4% of the outstanding shares. Rapid Resources Inc., the wholly owned subsidiary of SunGard through which the tender offer was made, has accepted for payment all validly tendered shares and will make payment to the depositary for the accepted shares promptly.

SunGard intends to consummate a second-step merger pursuant to which all outstanding shares of Caminus common stock not tendered into the tender offer will be cancelled. All such shares, other than shares for which appraisal rights are properly demanded, will be converted into the right to receive the same $9.00 per share in cash, without interest, paid in the tender offer. As a result of the purchase of at least 90% of the outstanding Caminus shares in the tender offer, under applicable law, SunGard will be able to complete the merger without the vote of Caminus stockholders. SunGard expects to complete the transaction shortly. After completion of the transaction, Caminus stockholders who did not tender their shares before today will receive information in the mail on the procedure to receive payment for their shares.

Caminus will be combined with SunGard’s existing energy systems business under the name SunGard Energy Systems. John Andrus, chief operating officer of Caminus, has been appointed president of SunGard Energy Systems, reporting to Jim Ashton, group chief executive officer of SunGard Trading and Risk Systems.

Mr. Andrus commented, “Caminus’s clients include every type of energy company such as power and gas producers, distributors, utilities, municipalities and financial institutions, as well as half of the Fortune 1000’s merchant energy companies. The acquisition will enhance our combined opportunities to provide solutions to the energy industry.”

Mr. Ashton added, “Caminus’s integrated software solutions for the energy industry are complementary to SunGard’s Panorama solution for the high-end of the industry. Caminus brings to SunGard an expertise in end-to-end, integrated transaction processing, management and scheduling of traded energy assets. Our plan is to leverage the synergies that exist among our solutions to meet the evolving demands of the energy industry.”

About SunGard Energy Systems

SunGard Energy Systems provides proven enterprise-wide solutions for energy trading, cross commodity scheduling and risk management. SunGard’s solutions provide straight-through processing capabilities while managing the market, credit and operational risk associated with physical and financial energy transactions. Clients include energy companies, producers, marketers, utilities and municipalities of every size, geographical reach and operational complexity. SunGard Energy Systems also offers systems integration, project management and consulting services. Visit SunGard Energy Systems at www.energy.sungard.com.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of more than $2 billion. Visit SunGard at www.sungard.com.

SunGard Forward Looking Statements

Statements about the expected timing of the merger, statements about the impact or expected benefit of the acquisition and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the merger, the possibility that the Caminus business may perform worse than expected or prove to be more difficult to integrate and manage than expected, which could have an adverse effect on SunGard’s business and financial results. The factors described in this paragraph and other factors that may affect SunGard, its management or future financial results, as and when applicable, are discussed in SunGard’s filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2002, a copy of which may be obtained from SunGard without charge. SunGard assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademark Information: SunGard, the SunGard logo, Caminus and Panorama are trademarks or registered trademarks of SunGard Data Systems Inc. in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

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